Exhibit 99.(j)(2)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Financial Highlights” in each Prospectus and “Custodian and Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information in Post-Effective Amendment No. 32 to the Registration Statement (Form N-1A, No. 33-54047) of Morgan Stanley Select Dimensions Investment Series, and to the incorporation by reference of our report, dated February 17, 2012, on Money market Portfolio, Flexible Income Portfolio, Global Infrastructure Portfolio, Growth Portfolio, Focus Growth Portfolio, Multi Cap Growth Portfolio, and Mid Cap Growth Portfolio (the seven portfolios comprising Morgan Stanley Select Dimensions Investment Series) included in the Annual Report to Shareholders for the fiscal year ended December 31, 2011.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts
April 10, 2012